Exhibit 99.3
Performance of Wipro Limited for Quarter
ended June 30, 2007
July 19, 2007
Suresh C Senapaty
Executive Vice President & Chief Financial Officer
© Copyright 2006 Wipro Ltd

Financial Summary of quarter ended June 30, 2007 (Indian GAAP) – Wipro Limited Consolidated Wipro Limited (Consolidated) Growth Particulars Rs Crores YoY Revenue 4,203 34% Profits Before Interest & Tax 729 9% Profits After Tax 726 17% Key Segmental Results Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY Global IT Services 2,950 20% 636 6% India, ME & Asia Pac IT Biz. 750 64% 57 61% Consumer Care & Lighting 235 33% 30 32%

Highlights for the quarter – Global IT business
· Revenues at $726.1 M (YoY growth of 35%), ahead of guidance of $711 M for the quarter.
· Sequential Revenue growth of 5.1% in Global IT Services segment, comprised of 4.9% growth in
Revenues of IT Services and 7.1% growth in Revenues of BPO Services.
· IT services revenue growth driven by 6.5% Volume Growth.
· BPO business delivered an EBIT margin of 22.8% despite being impacted significantly by rupee appreciation, with several operational improvements.
· 55% of BPO revenues from WT customers with 43% of revenues from end to end offerings.
· For the quarter, Global IT services added 4,319 employees on net basis, which comprised of
2,719 employees in IT services and 1,600 employees in BPO.
· During the quarter we had 2400 joinees from campus.
· Based on our focus to drive non-linear growth, revenues from Fixed price projects increased by about 200 bps.
· Gross utilization improved by 400 basis points to 67%, while Net utilization rose by 600 basis points to 74%.

Revenue Dynamics-Global IT Business Vertical distribution ( Q1 FY07) Geographical distribution ( Q1 FY07)
Product Japan ROW 2% TMTS Others 3% 11% Engineering 3% Services 25% Manufacturing 10% Telecom Service Europe Providers 30% Energy & 8% Utilities 9% North Retail America Finance 10% 24% 65%
· Verticals:
Financial Solutions delivered 9% seq & 43% YoY growth and Enterprise Solutions grew 42%
YoY
Enterprise Solutions Within , TMTS grew 9% seq, Manufacturing vertical grew 8.5% seq and
Retail vertical grew 54% YoY.
· Differentiated Services:
BPO grew 7.1% seq and 40% YoY, Testing grew 8% seq and 41% YoY,
Package Implementation and TIS grew 50%+ YoY.
· Geography:
US grew 7% seq and 35% YoY, Europe grew 32% YoY

Customer Dynamics – Global IT business
· Added 39 new clients, out of which 9 are from Fortune 1000/ Global 500 Corporations.
· 23 new customers were in the Enterprise business; 32 of the new customers were from North
America.
· We have 10 clients with >$50 M in Revenues run-rate (added 2 during the quarter). 31 customers are with $20-$50 Mn Revenue run rate and 281 customers with > $1 Mn Revenue run-rate.
· Major wins during the quarter included:
· One of the largest wins in the Total Outsourcing space - a $130Mn contract for 5 years from a large utility company in Europe encompassing all of their applications, service desk, infrastructure, datacenter, network and security. The deal also covers transformation in the areas of network and datacenter.
· A leading US automotive retail and service chain, engaged in the sale of automotive parts, tyres, accessories and in automotive repair and maintenance has awarded Wipro a multi year engagement to provide both Application Outsourcing (AO) support, maintenance, management and development services and Finance and Accounting (F&A) BPO services.
· Wipro won a major contract from a global reseller of hardware & software for a large global SAP implementation across 18 countries. The implementation spans across Finance, HR, CRM & SCM processes and included building a ‘global template’ and regional deployments.

Other Highlights – Global IT business
· During the quarter, Wipro won the ‘Supplier Excellence award’ from Verizon for our outstanding efforts in helping Verizon build solutions to enhance customer service. Wipro also won the ‘Outsourcing Excellence’
award from Everest Group for our 15 years of R&D service relationship with Nortel.
· Wipro and Cairn India partnership won the ‘FAO Research Award of Distinction’ in the Finance and Accounting
space. This award is a reaffirmation of Wipro’s focus on building innovative & transformational solutions to help clients manage business processes more effectively.
· Wipro also bagged SAP’s ‘Pinnacle Award’ for Software solution leadership and Symantec’s ‘2007 Visionary’
award. Wipro emerged as the top ranked Indian IT service provider in IAOP’s ‘Global Outsourcing 100’ Ranking in May 2007.
· During the quarter, Wipro was rated a Leader in Global IT Infrastructure Outsourcing, by Forrester. We were rated the highest among all service providers on business strategy for Infrastructure services. We won an award from HP for the category ‘Best Application Solution Implementation’ in 2007, for creating and sustaining an outstanding BTO service practice.
· In June 2007, Wipro won ‘TERI Corporate Environmental Award 2007’ for its efforts towards environmental and innovative initiatives amongst corporations with a turnover above Rs.5 billion

Key Highlights – Wipro Infotech
· For the quarter, Wipro Infotech recorded revenues of Rs.7,501 Mn, a growth of 64% YoY, and
PBIT of Rs. 568 Mn, a growth of 61% YoY.
· Services business contributed 35% to total Revenue during the quarter and grew by 55% yoy.
· Key Customer wins:
SAP suite implementation at PetroRaibagh and SASREF in KSA
Oracle Applications E-Business suite project from General Lighting Company of KSA
Infrastructure management practice won marquee contracts for datacenter operations and management from Toyota Kirloskar and Reliance Industries
Wipro Infotech has also successfully deployed a teraflop supercomputer based on its Wipro NetPower servers at the Institute for Plasma Research, Ahmedabad
· Awards & Recognitions:
Wipro Infotech has been rated the largest Network Integrator in India by Voice & Data, 2007
Wipro-3D Networks was recognized as the Largest Partner in India by Nortel

Other Highlights Wipro Consumer Care and Lighting (WCCL)
· For the quarter, Wipro Consumer Care and Lighting recorded Revenues of Rs. 2,350 million, a growth of 33% YoY and PBIT of Rs. 305 million, a growth of 32% YoY.
· During the quarter, Consumer Care and Lighting business took a big leap by acquiring Unza
Holdings, South East Asia’s leading Personal Care Company.
· With operations in over 40 countries, Unza markets a wide portfolio of personal care brands, such as Enchanteur, Safi, Romano and Izzi. The transaction is expected to double WCCL’s addressable market size in terms of GDP.
Wipro Infrastructure Engineering (WIN)
· Wipro Infrastructure Engineering (WIN) organic revenues grew 68% YoY.
· Undisputed No. 2 player globally in hydraulic cylinder business
· Integration of Hydroauto progressing well.

Summary
· Track record of consistent growth continues – Global IT business continues to witness broad-based growth with drive towards operational excellence. · Differentiated service lines continue to demonstrate significantly higher growth, BPO continues to deliver strong growth and operating margins. · Balanced focus on both organic and inorganic growth working well. · Wipro Consumer Care and Lighting completes its maiden overseas acquisition of Unza, the largest amongst FMCG acquisitions from India. Strategic investments paying off; demonstrated by excellent growth, large deal wins and expanded footprint with customers WCCL and WIN growing well ahead of industry growth rates. Wipro well positioned to deliver strong value for its stakeholders

Supplemental Data · Financial Results as per US GAAP
· Key Operating Metrics in Global IT business
· Key Client Metrics

Financial Summary of quarter ended June 30, 2007 (As per US GAAP) Wipro Limited (Consolidated) Growth Particulars Rs Crore YoY Revenue 4,183 34% Profits Before Interest & Tax 687 5% Profits After Tax 710 16% Key Segmental Results Revenue Growth PBIT Growth Segment Rs Cr YoY Rs Cr YoY Global IT Services 2,941 20% 623 5% India, ME & Asia Pac IT Biz. 660 51% 50 42% Consumer Care & Lighting 222 35% 31 32%

Key Operating Metrics in Global IT Business for quarter ended June 30, 2007 Particulars June 07 Mar 07 June 06 Revenue Break-down:
Tech. Services 32.8% 33.1% 36.1% Financial Solutions 23.8% 22.9% 22.4% Enterprise Solutions 43.4% 44.0% 41.5% North America 65.0% 63.8% 64.9% Europe 30.2% 31.1% 30.6% Japan 2.8% 3.2% 3.2% Others 2.0% 1.9% 1.3% Onsite Revenue (IT Services) 55.2% 55.2% 53.4% Offshore Revenue (IT Services) 44.8% 44.8% 46.6% People related No of people (Quarter end data)
IT Services 53,073 50,354 40,496
BPO Services 19,064 17,464 15,939
Total 72,137 67,818 56,435
Net Addition during the quarter
IT Services 2,719 1,041 2,841
BPO Services 1,600 601 (148)
Total 4,319 1,642 2,693

Key Client Metrics in Global IT Business for quarter ended June 30, 2007 Particulars June 07 Mar 07 June 06 Customer Concentration
Top Customer 3.1% 3.0% 3.5% Top 5 13.6% 14.0% 15.0% Top 10 24.1% 24.1% 25.9% Active Customers 647 620 580
No. of New Customers 39 44 62
Revenue from New Customers 0.5% 4.9% 0.6% Customer Size Distribution
>$ 50 M 10 8 5
$20 -50Mn 31 32 27
$10-$20Mn 36 33 26
$5-$10Mn 34 35 36
$3-$5Mn 44 37 35
$1-$3Mn 126 117 104
Total >$1Mn 281 262 233